EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	December 31,		December 29,		December 30,		December 31,		January 2,
	2003		2002		2001		2000		2000

Earnings (loss) from continuing operations before income taxes	$47,745		$(2,210)		$(187,039)		$(249,388)		$67,230
Add:
Interest on indebtedness	39,324		43,774		47,250		55,191		52,876
Amortization of debt expense	1,741		1,542		1,766		907		729
Portion of rents representative of the interest factor	7,807		8,859		10,608		10,026		10,484
Deduct:
Undistributed earnings from less- than-50-percent- owned entities	(157)		160		(90)		(2,102)		(22,429)

Earnings (as defined)	$96,460		$52,125	(a)	$(127,505	)(b)	$(185,366	)(c)	$108,890

Fixed charges:
Interest on indebtedness	39,324		43,774		47,250		55,191		52,876
Amortization of debt expense	1,741		1,542		1,766		907		729
Portion of rents representative of the interest factor	7,807		8,859		10,608		10,026		10,484

Total fixed charges	$48,872		$54,175		$59,624		$66,124		$64,089

Ratio of earnings to fixed charges	2.0	x	1.0	x(a)	—	(b)	—	(c)	1.7	x

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.